**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 15, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI PROFIT INCREASES TO RECORD $1.3BN; DOUBLES DIVIDEND



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

15 February 2012

AngloGold Ashanti Profit Increases to Record $1.3bn; Doubles Dividend

- Record full-year adjusted headline earnings* of $1.3bn, 336 US cents a share
- Record annual operating cash flow of $2.66bn
- Net Debt more than halved in 2011 to $610m, despite increased capital expenditure
- Dividend of 200 SA cents a share for fourth quarter; full-year dividend 380 SA cents
- Strong growth in reserves and resources; reserves now 75.6Moz, resources 230.9Moz
- Mponeng, Moab Khotsong life extension projects approved

(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record full-year adjusted headline earnings* of $1.3bn and boosted its dividend to further improve cash returns to shareholders.

AngloGold Ashanti's Board declared a fourth-quarter dividend of 200 South African cents a share, more than double the third-quarter payout of 90 South African cents. The full-year dividend of 380 South African cents compares with the 2010 full-year dividend of 145 South African cents.

"With record earnings of $1.3bn and stronger cash flow than we've ever seen, we've laid an exceptionally strong foundation on which to grow the business," Chief Executive Officer Mark Cutifani said. "Our focus is on pushing our projects through the pipeline and ensuring continued strong returns for shareholders."

AngloGold Ashanti eliminated the industry's last remaining major hedge book in late 2010, improving cash flows and profits by increasing exposure to the rising gold price. Bullion remains well underpinned by strong demand from emerging markets like China and India, Central Banks diversifying reserves and investors seeking a haven from global economic turmoil. Amid rising prices, the company is implementing a new operating model to improve productivity across 20 mines and a portfolio of growth projects.

Adjusted headline earnings in the 12 months to 31 December 2011 rose 65% to $1.3bn, or 336 US cents a share, compared with $787m, or 212 US cents the previous year. The Continental Africa region delivered strong performances from Geita in Tanzania which produced 494,000oz at $536/oz and from Obuasi, which managed a 4% increase in production and a cash contribution to the group. An operating taskforce began implementing a strategy to improve Obuasi's operating performance during 2011.

Full year production of 4.33Moz at a total cash cost of $728/oz was in line with revised guidance issued by the company in November.

Phase 2 of the Moab Khotsong Zaaiplaats project, with a capital cost over roughly five years of $395m (real) was approved by the board, as was the Below 120 CLR project at Mponeng, at a capital cost of $416m (real), also to be spent over about five years. These projects extend the life of our two cornerstone mines in South Africa.

Cash flow generated from AngloGold Ashanti's operating activities during the year rose by almost 60% to $2.66bn, another record. Net debt[1] more than halved to $610m, underscoring the improvement in AngloGold Ashanti's cash generation, even after funding capital expenditure of $1.53bn during the year.

Tragically, three employee fatalities were recorded at the Kopanang mine during the quarter, as well as two contractors at Obuasi, in Ghana and another at Gramalote, in Colombia. AngloGold Ashanti is implementing additional safety protocols as well as the next phase of its Project ONE operating model to further mitigate safety risks. Project ONE introduces, among other things, increased discipline on planning and scheduling, which in turn improves efficiency and safety in the workplace.

Fourth Quarter
Fourth quarter production of 1.114Moz at $762/oz was also in line with guidance, despite the negative impact of a series of Section 54 safety stoppages ordered by the state mine inspector in South Africa. These interruptions remain a significant risk to forecasting production.

Adjusted headline earnings* for the three month period to 31 December 2011 was $295m, or 76 US cents a share, following a $105m non-cash rehabilitation provision taken over the period. That compares with adjusted headline earnings of $294m a year earlier and $457m the previous quarter, when the company benefitted from a $70m tax credit.

2012 Outlook
Full year[2] 2012 production is estimated to be 4.3Moz-4.4Moz at a total cash cost of $780/oz-$805/oz. Capital expenditure for 2012 is forecast at $1.1bn on growth projects and $1.1bn-$1.2bn on projects to sustain the business, which includes implementation of an enterprise resource planning system across the group. Exploration and feasibility studies will cost about $380m.

For the first quarter[3], typically affected by the slow restart of the South African operations following the Christmas break, production is expected to be around 1.03Moz at a total cash cost of $820/oz to $835/oz.

*Excludes cost of accelerated hedge buy-back [1]Excludes mandatory convertible bonds.
[2] Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel for the year.
[3]Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel.

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold producing regions of the world. AngloGold Ashanti produced 4.33Moz of gold in 2011, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1,53m. As at 31 December 2011, AngloGold Ashanti's Ore Reserve totalled 75.6Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 15, 2012

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary